Pro-Fac Cooperative, Inc.
590 Willow Brook Office Park
Fairport, New York 14450

April 24, 2008

VIA EDGAR - CORRESPONDENCE

Mr. Steven C. Jacobs,
   Associate Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Room 5508
100 F. Street, NE
Washington, D.C. 20549

Re:	Pro-Fac Cooperative, Inc.
Form 10-K for Fiscal Year Ended June 30, 2007
Forms 10-QSB for the Fiscal Quarters Ended September 29, 2007
and December 29, 2007
File No. 0-20539

Dear Mr. Jacobs:

     Pro-Fac Cooperative, Inc. (“Cooperative”) hereby requests that the Securities and Exchange Commission grant the Cooperative relief from the requirement that the Cooperative amend its Form 10-K for its fiscal year ended June 30, 2007 (the “2007 Form 10-K”) and file as an exhibit the separate audited financial statements of Birds Eye Holdings LLC ("Holdings LLC") for the fiscal years ended June 24, 2006 and June 25, 2005. This requirement was expressed by the Staff in its follow-up comment letter to the Cooperative, dated April 10, 2008, responding to the Cooperative’s submission, dated March 19, 2008, to Staff comments regarding its review of the Cooperative’s 2007 Form 10-K and Forms 10-QSB for the fiscal quarters ended September 29, 2007 and December 29, 2007.

     On Friday, April 18, 2008, representatives of the Cooperative and its external accounting firm, independent registered public accounting firm and legal counsel discussed by telephone the Staff’s comments set forth in its April 10, 2008 letter with Ms. Donna DiSilvio, Senior Staff Accountant, and Mr. Milwood Hobbs, Staff Accountant. This letter and the relief sought hereby is the result of that telephone conversation. Accordingly, this letter will serve as both a response to the Staff’s comments and a request for relief.

     Briefly, and by way of background, until June 24, 2006, the Cooperative accounted for its investment in Holdings LLC under the equity method of accounting. In the first quarter of fiscal 2007,

United States Securities and Exchange Commission
April 24, 2008

the Cooperative concluded that it could no longer exert significant influence over the operating and financial policies of Holdings LLC and its indirect, wholly-owned subsidiary, Birds Eye Foods, Inc. (“Birds Eye Foods”). Therefore, the Cooperative began accounting for this investment using the cost method effective June 25, 2006.

     As the Cooperative advised the Staff in its response letter dated March 5, 2008, the Cooperative concluded that its business relationship with Holdings LLC and Birds Eye Foods had changed and that it could no longer exercise significant influence over the operating and financial policies of Holdings LLC or Birds Eye Foods based on a number of factors, including decisions made by Holdings LLC as to the operations and financial policies of Holdings LLC and Birds Eye Foods without regard to the views of the Cooperative, including: the closure or sale of New York production facilities to which the Cooperative supplied a substantial amount of its raw product; and Birds Eye Foods’ decision, as a voluntary filer, to no longer file periodic reports with the Commission and Holdings LLC’s contemporaneous decision to no longer provide the Cooperative with financial information about Holdings LLC or Birds Eye Foods beyond that required under the Limited Liability Company Agreement of Holdings LLC, which requires that Holdings LLC provide the Cooperative with annual financial statements of Holdings LLC within 120 days after the close of a fiscal year and financial statements of Birds Eye Foods to the extent received, and further provides that any financial information received is subject to confidentiality provisions that preclude public disclosure. The Cooperative determined that the actions of Holdings LLC were indicative of a changed business relationship between the Cooperative, Holdings LLC and Birds Eye Foods, and in consideration of that changed business relationship, and in combination with the Cooperative’s 26% minority voting interest in Holdings LLC, its minority director representation on the board of directors of Holdings LLC and Birds Eye Foods, and the fact that the transitional services agreement, pursuant to which Birds Eye Foods provided the Cooperative with administrative and other services had terminated, concluded that it no longer was able to “exercise significant influence over the operating and financial policies of its investee” – Holdings LLC, or Birds Eye Foods. The Cooperative’s investment in Holdings LLC was not “accounted for by the equity method of accounting” in fiscal 2007.

     During fiscal 2007, Birds Eye Foods consummated the sale of its non-branded frozen business. Under SFAS No. 144 – “Accounting for the impairment or disposal of long-lived assets”, any presentation of Holdings LLC’s financial condition and results of operations for the fiscal years ended June 24, 2006 and June 25, 2005 following the sale would require that Holdings LLC’s historical financial results be adjusted to reflect the discontinued operations. As previously indicated, the Cooperative accounts for its investment in Holdings LLC under the cost method because it does not exercise any significant influence over the operating and financial policies of Holdings LLC or Birds Eye Foods. Holdings LLC is a private company, it is not required to prepare its financial statements in accordance with the rules and regulations of the Commission, including the timing of completion and periods covered.

     The Cooperative has been advised by Holdings LLC and by Holdings LLC’s independent registered public accounting firm that the financial statements of Holdings LLC for the fiscal years ended June 24, 2006 and June 25, 2005 would have to be re-issued to reflect the adjustment for the discontinued operations. The preparation and delivery to the Cooperative of these adjusted financial statements and related audit report would be time consuming and result in substantial costs and expenses to the Cooperative. In addition, the amended 2007 Form 10-K of the Cooperative would be subject to review and approval by both its current and former independent registered accounting firms and the former firm’s national office.

United States Securities and Exchange Commission
April 24, 2008

Further, and as previously noted above, under Holdings LLC’s limited liability company agreement, any financial information received about Holdings LLC is subject to confidentiality provisions that preclude public disclosure. Additionally, we respectfully submit that the financial information contained in Holdings LLC’s 2006 and 2005 financial statements is historical; after its fiscal year ended June 24, 2006, the Cooperative no longer accounts for its investment in Holdings LLC under the equity method; and, the financial statements of Holdings LLC for the periods in which the Cooperative did, in fact, account for its investment in Holdings LLC under the equity method of accounting have been previously filed by the Cooperative and are included as an exhibit to its Form 10-K for its fiscal years ended June 24, 2006, and are publicly available at the SEC’s public reference room and electronically at the SEC’s website (www.sec.gov). Finally, beginning with the Cooperative’s annual report for its fiscal year ending June 28, 2008, as either a current “small business issuer” or as a “smaller reporting company”, the Cooperative will only be required to provide those financial statements required by Item 310(a) of Regulation S-B or Article 8 of Regulation S-X - an audited balance sheet as of the end of the most recent fiscal year and audited statements of income, cash flows and changes in stockholders equity for each of the two most recently completed fiscal years, or an audited balance sheet and audited statements of income, cash flows and changes in stockholders equity for each of the two most recently completed fiscal years. Accordingly, the Cooperative’s annual report for its fiscal year ending June 28, 2008 will include financial statements for fiscal 2008 and fiscal 2007, both years in which the Cooperative accounted for its investment in Holdings LLC under the cost method. If the relief requested is not granted, the Cooperative will be required to expend substantial monies for the preparation, re-issuance and delivery of financial statements of Holdings LLC covering reporting periods not required to be covered in the Cooperative’s annual report for its fiscal year ending June 28, 2008.

      Accordingly for the reason stated in the preceding paragraph – substantial costs and expense to the Cooperative to have the financial statements of Holdings LLC for the periods ended June 24, 2006 and June 25, 2005 prepared, re-issued and delivered to the Cooperative for its use; the contractual restrictions limiting the Cooperative’s use of financial information about Holdings LLC and Birds Eye Foods; the Cooperative’s use of the cost method of accounting to report its investment in Holdings LLC beginning fiscal 2007 and the public availability of separate audited financial statements of Holdings LLC for the periods in which the Cooperative did account for its investment in Holdings LLC under the equity method of accounting; and, the Cooperative’s status as a “smaller reporting company” and the application of Article 8 of Regulation S-X - the Cooperative respectfully requests that the Staff grant the Cooperative relief from any requirement to include Holdings LLC’s financial statements for the fiscal years ended June 24, 2006 and June 25, 2005 as an exhibit to the Cooperative’s 2007 Form 10-K which might be required under Rule 3-09 of Regulation S-X, such a requirement is both impracticable (Rule 3-09(b) and would result in a requirement that is unreasonable under the circumstances.

United States Securities and Exchange Commission
April 24, 2008

     We appreciate your consideration of the Cooperative’s request for relief. We stand ready to completely address the Staff’s comments and if you have any questions after you have considered the above request for relief, please call me at 585-218-4210, extension 103, or feel free to contact Catherine A. King, of Harris Beach PLLC, the Company’s legal counsel, at 585-419-8619.

Sincerely,

/s/ Stephen R. Wright
Stephen R. Wright,
   General Manager, Chief Executive
   Officer, Chief Financial Officer and
   Secretary

Ms. Donna DiSilvio,
   Senior Staff Accountant
   By Facsimile

Mr. Milwood Hobbs,
   Staff Accountant
   By Facsimile

Catherine A. King